SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2005
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated February 22, 2005.  Federal Government Directed to Issue VAT Certificate In Accordance With Appellate Court Order

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	KANSAS CITY SOUTHERN CONTACTS:
Brad Skinner	MEDIA & INVESTORS
Investor Relations	William H.Galligan
011-525-55-629-8725 or 203-247-2420	Assistant Vice President Investor Relations
(brad.skinner@tmm.com.mx)	816-983-1551
william.h.galligan@kcsr.com

Proa/StructurA
Marco Provencio	MEXICO
Media Relations	Gabriel Guerra
011-525-55-629-8708 and 011-525-55-442-4948	Media Relations
mp@proa.structura.com.mx	011-525-55-208-0860
gguerra@gcya.net

AT DRESNER CORPORATE SERVICES:
Kristine Walczak
(General investors, analysts and media)
312-726-3600
kwalczak@dresnerco.com

Federal Government Directed to Issue VAT Certificate In Accordance
With Appellate Court Order

Kansas City, MO. February 22, 2005. Grupo TMM, S.A. (BMV: TMM A and NYSE: TMM) (“TMM”) and Kansas City Southern (NYSE: KSU) (“KCS”) announced that TFM, S.A. de C.V. (“TFM”) was served on February 18, 2005 with the favorable written decision of the Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”) carrying out the mandate of the Federal Court of the First Circuit (the “Federal Appellate Court”), dated November 24, 2004, which recognized TFM’s legal right to receive not only the original amount of the Value Added Tax (“VAT”) refund due from the Mexican Government (approximately 2.1 billion pesos), but also for inflation and interest on that amount from 1997. TMM and KCS previously announced that the Fiscal Court had made this favorable ruling from the bench on January 26 2005.

In its written decision, the Fiscal Court states that TFM’s legal right to receive the fully inflated VAT refund was expressly established in the Federal Appellate Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Appellate Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico and Panama. Its primary domestic holdings include The Kansas City Southern Railway Company, founded in 1887, and The Texas Mexican Railway Company, founded in 1885. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the United States. KCS’ rail holdings and investments, including TFM, are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada and Mexico. Visit KCS’ web site at http://www.kcsi.com.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM’s and KCS’ management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM’s and KCS’ respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.